SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2000
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE
PRECISION STAMPING DIVISION OF
ELCO TEXTRON INC.

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Auditors
Statements of Assets Available for Benefits for each of
the two years ended December 31, 2000 and 1999
Statements of Changes in Assets Available for Benefits
for each of the two years ended December 31, 2000 and 1999
Notes to financial statements

Supplemental Schedule:

Schedule G, Part III - Nonexempt Transactions
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

EMPLOYEES' RETIREMENT SAVINGS PLAN FOR THE PRECISION STAMPING DIVISION OF ELCO TEXTRON INC.

ELCO TEXTRON INC., Plan Administrator

By:/s/Steven A. Wein
Vice President, General Counsel & Secretary

Date: June 25, 2001

Financial Statements and Supplemental Schedules

Employees' Retirement Savings Plan for the
Precision Stamping Division of Elco Textron Inc.

Years ended December 31, 2000 and 1999

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2000 and 1999

 Contents

Report of Independent Auditors................................................................................................................. 1

Financial Statements

 Supplemental Schedules

Schedule G, Part III - Nonexempt Transactions....................................................................................... 8
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)................................................................ 9

Report of Independent Auditors

Administrative Committee
Employees' Retirement Savings Plan for the Precision
   Stamping Division of Elco Textron Inc.

We have audited the accompanying statements of assets available for benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, and the supplemental schedule of nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 4, 2001

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments, at fair value	$8,469,522	$9,290,699

Receivables:
Participant contributions	33,825	45,257
Employer's contributions	5,488	7,311
Total receivables	39,313	52,568
Assets available for benefits	$8,508,835	$9,343,267

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2000	1999
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,440,258)	$1,069,559
Interest and dividends	409,434	533,621
	(1,030,824)	1,603,180
Contributions:
Participants	509,052	513,913
Employer	82,909	83,454
	591,961	597,367
Total additions (deductions)	(438,863)	2,200,547

Deductions:
Benefits paid to participants	394,870	484,965
Administrative expenses	699	901
Total deductions	395,569	485,866
Net increase (decrease)	(834,432)	1,714,681

Assets available for benefits at beginning of year	9,343,267	7,628,586
Assets available for benefits at end of year	$ 8,508,835	$9,343,267

See accompanying notes.

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

Notes to Financial Statements

Years ended December 31, 2000 and 1999

1. Description of the Plan

The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

General

The Plan is a defined-contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc. (the Company). The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). All employees of the Company are eligible to participate in the Plan after completing 90 days of service (one year of service prior to July 1, 2000), as defined in the Plan.

Vesting and Forfeitures

Participants are immediately vested in the value of their contributions and related allocation of trust income or loss. Participants become fully vested in the value of contributions made by the Company and related allocations of trust income or loss after five years of credited service. Any forfeitures are allocated to remaining Plan participants.

Contributions

Active participants may contribute up to 14% of their pretax compensation, as defined by the Plan, subject to dollar limitations of $10,500 in 2000 and $10,000 in 1999. The Plan provides for an employer matching contribution of 25% of a participant's contribution, not to exceed 4% of the participant's compensation. The Plan also provides for discretionary Company contributions. The Company made no discretionary contributions in 2000 and 1999. Effective July 1, 2000, rollover contributions from other qualified plans are permitted.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at the current prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Investment Options

Participants are allowed to direct Company and employee contributions in 10% increments in any of six investment fund options. Participants may change their investment options monthly.

Participant Accounts

Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, and their years of service in relation to the total of such amounts for all participants.

The allocation of Plan income or loss to participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made. Participant account balances are valued daily by the Plan's recordkeeper based on the value of the number of shares owned in each investment fund.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

 2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices which represent the net asset values of the shares held by the Plan at year end. Shares of Textron Inc. common stock are valued based on quoted market value. Money market funds are reported at cost, which approximates fair value. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

4. Investments

The Plan's investments are held by Putnam Fiduciary Trust Company (Putnam). The fair value of individual investments that exceed five percent of the Plan's assets at December 31 is as follows:

	2000	1999

Textron Inc.--common stock	$ 799,056	$1,186,232
The George Putnam Fund of Boston	1,566,562	1,336,231
Putnam Voyager Fund	2,514,277	2,819,285
One Group Equity Index Fund	2,609,022	2,807,392
One Group Prime Money Market Fund	794,781	928,576

During 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as follows:

	Year ended December 31
	2000	1999
Investments at fair value as determined by quoted market prices:
Mutual funds	$ (952,076)	$1,060,147
Textron Inc.--common stock	(488,182)	9,412
	$(1,440,258)	$1,069,559

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 6, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and that the related trust is tax exempt.

 Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

EIN No. 05-0315468 Plan No. 012

Schedule G, Part III - Nonexempt Transactions

Year ended December 31, 2000

Identity of Party Involved	Relationship to the Plan, Employer, or Other Party In Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value of Asset

Elco -- Textron Inc.	Employer/Sponsor	Employee contributions not remitted timely. Contributions withheld for the July and August 2000 pay periods; remitted on September 29, 2000.	$101,802

Employees' Retirement Savings Plan
for the Precision Stamping Division of
Elco Textron Inc.

EIN No. 05-0315468 Plan No. 012

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2000

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Current Value

One Group Prime Money Market Fund*	794,781 shares	$ 794,781
One Group Equity Index Fund*	86,535 shares	2,609,022
One Group Bond Fund*	1,367 shares	14,411
Putnam Voyager Fund*	105,156 shares	2,514,277
The George Putnam Fund of Boston*	91,026 shares	1,566,562
Textron Inc.--common stock*	17,184 shares	799,056

Participant notes receivable*	9.5% to 10.5%	171,413
		$8,469,522

* Indicates a party in interest to the Plan.